[redacted]

SECU 09059981 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 East Maple Street
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Demarest (310) 414-4535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JESSICA M. BELOIN
COMM. # 1786249
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2011

(see attached)
Notary Public

Steven Demarest
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles

On January 20, 2009 before me, Jessica Belan Notary Public,
(here insert name and title of the officer)

personally appeared Steve Demarest

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature [signature]

JESSICA M. BELOIN
COMM. # 1786249
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2011

(Seal)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 11, 2009

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 1,774,809
Clearing deposit	57,622
Commissions receivable - clearing house	1,183,634
Commissions receivable - other	248,583
Prepaid expenses	43,718
Total assets	$ 3,308,366
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable	493,186
Commissions payable	221,939
Payroll taxes payable	34,388
Due to MB Trading Futures, Inc.	320,328
Total liabilities	1,069,841
STOCKHOLDERS' EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 share issued	10,000
Capital in excess of par value	513,346
Retained earnings	1,715,179
Total shareholders' equity	2,238,525
Total liabilities and stockholders' equity	$ 3,308,366

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2008

REVENUES:	
Commissions income	$ 6,757,981
Equities	13,308,031
Transaction fees	384,688
Interest and dividends	158,755
Other income	300,000
Total income	20,909,455
EXPENSES:	
Clearing charges	1,795,695
Commissions	5,554,680
Dues and subscriptions	408,214
Lincenses	2,261,361
Professional fees	126,582
Quotation services	2,194,879
Support services	4,270,701
Telephone	263,422
Other expense	137,313
Total expenses	17,012,847
NET INCOME	$ 3,896,608

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2008	$ 10,000	# $ 513,346	$ 1,318,571	$ 1,841,917
Dividends paid			(3,500,000)	(3,500,000)
Net income			3,896,608	3,896,608
Ending balance December 31, 2008	$ 10,000	$ 513,346	$ 1,715,179	$ 2,238,525

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,896,608
Adjustment to reconcile net income to cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	(1,184)
Commissions receivable-clearing house	(178,713)
Commissions receivable-other	(78,126)
Prepaid expense	(4,036)
Increase (decrease) in	
Accounts payable	353,664
Commission payable	(86,324)
Payroll taxes payable	34,388
Due to parent company	(2,933)
Total adjustments	36,736
Net cash provided by operating actitivies	3,933,344
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(3,500,000)
Net cash used in financing activities	(3,500,000)
Increase in cash	433,344
Cash at beginning of year	1,341,465
Cash at end of year	$ 1,774,809
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2008

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealer, Inc. in May 1993. The company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customer's funds or securities.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2008.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital was $1,928,960, which was $1,678,960 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness ($1,069,840) to net capital was 0.55 to 1

Notes to Financial Statements
December 31, 2008

Note 3: OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transaction are introduce on a fully disclosure basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payments of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company.

Note 5: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Manhattan Beach Trading Financial Services, Inc. clears all transactions with and for customers and promptly forwards checks and securities in compliance with the exemptive provision under SEC Rule 15c3-3(k)(2)(ii).

Note 6: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3

Reserves are computed on a monthly basis.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Computation of Net Capital Requirements
Pursuant to Rule 15c 3-1
Schedule I
December 31, 2008

	Focus 12/31/2008	Audit 12/31/2008	Change
Stockholders' equity, December 31, 2008	$ 2,238,525	$ 2,238,525	$ -
Subtract - Non allowable assets:			
Commissions receivable	248,583	248,583	-
Other assets	43,718	43,718	-
Tentative net capital	1,946,224	1,946,224	-
Haircuts:	17,264	17,264	-
NET CAPITAL	1,928,960	1,928,960	-
Minimum net capital	(250,000)	(250,000)	-
Excess net capital	1,678,960	1,678,960	-
Aggregate indebtedness	1,069,841	1,069,841	-
Ratio of aggregate indebtedness to net capital	0.55%	0.55%	

The were no noted differences between the audit and focus filed for December 31, 2008.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Determination of Reserve Requirements
Schedule II
December 31, 2008

CREDIT BALANCES	
1. Free credit balances and other balances in customers' security accounts	0
2. Monies borrowed collaterized by securities carried for the accounts of customers	0
3. Monies payable against customers' securities loaned	0
4. Customers securities' failed to receive	0
5. Credit balances in firm accounts which are atributable to principal sales to customers	0
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0
7. Market value of short security count diffrences over 30 calendar days old	0
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	0
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent of the issuer during the 40 days	0
10. Other - commissions rebate	180,600
11. TOTAL CREDITS	$ 180,600
DEBIT BALANCES	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	0
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
14. Failed to deliver of customers' securities not older than 30 calendar days	0
15. Margin required and on deposit with the Options Clearing Corporation for all options contracs written or purchased in customer accounts	0
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	0
17. Other - commissions receivable	
18. Aggregate debit items	0
19. Less 3% (for alternative method only)	na
20. TOTAL 15C3-3 DEBITS	$ -
RESERVE COMPUTATION	
21. Excess of tatal debits over total credits (line 19 less line 11)	$ -
22. Excess of total credits over total debits (line 11 Less line 19)	180,600
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	na
24. Amount held on deposit in "Reserve Bank accounts", including value of qualified securities	$ 567,386
25. Amount on deposit (or withdrawal) including value of qualified securities	
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including of qualidied securities	568,386
27. Date of deposit	0
FREQUENCY OF COMPUTATION	monthly

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Manhattan Beach Trading Financial Services, Inc. for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Manhattan Beach Trading Financial Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 11, 2009